
Mail Stop 3720

September 5, 2017

Chad M. Holmes
Chief Financial Officer
CRA International, Inc.
200 Clarendon Street
Boston, MA 02116

> **Re:** **CRA International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 15, 12017**
> **File No. 000-24049**

Dear Mr. Holmes:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments

Form 10-K for the fiscal year ended December 31, 2016

Consolidated Statements of Operations, page FS-3

1. Please tell us your basis for presenting gross margin on the face of the statement of operations. In this regard, we note you exclude depreciation and amortization from gross margin. To avoid placing undue emphasis on cash flow, depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation and amortization. Refer to ASC 225-10-S99-8. See also Item 302(a) of Regulation S-K.

Note 11.   Business Segment and Geographic Information, page FS-28

2. Please provide segment disclosures as required by ASC 280-10-50-20. In particular, tell us, and revise to disclose, the factors used to identify your reportable segment, including the basis of organization (for example, whether management has chosen to organize the company around differences in services, geographic areas, or a combination of factors and whether operating segments have been aggregated). Please refer to ASC 280-10-50-21.

3. Please also tell us how you identified your operating segments based on the criteria provided in ASC 280-10-50-1 through 50-9 and provide us with a list of these operating segments. As part of your response provide us your current organization chart which identifies the positions, roles, or functions that report directly to your chief operating decision maker(s) ("CODM") and senior management team. To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in ASC 280-10- 50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segments.

Form 8-K filed July 27, 2017

Exhibit 99.1
Unaudited Adjusted EBITDA Including a Reconciliation to Non-GAAP Adjusted EBITDA

4. We note you exclude amortization of forgivable loans from Adjusted EBITDA. We also note that the expense associated with the forgiveness of the principal amount of these loans is recorded as compensation expense over the employee and non-employee expert's service period, which is consistent with the term of the loans. Please explain to us why this is not a normal, recurring cash operating expense necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions
regarding comments on the financial statements and related matters. Please contact Joshua
Shainess, Attorney-Adviser, at (202) 551-7951, Paul Fischer, Senior Attorney-Adviser, at (202)
551-3415 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Carlos Pacho for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications